Continental

Press Release

Chinese top universities build "Global Engineering Excellence" in an international academic network

Continental AG promotes initiative for the internationalization of engineering education

Shanghai/Hanover, October 13, 2006. The international automotive supplier Continental AG is intensifying its cooperation with two of China's top universities in the field of engineering science, the Shanghai Jiao Tong University and the Tsinghua University. On October 13 during a visit to China, Thomas Sattelberger, Continental Executive Board member for Human Resources, talked with professors and students of the Jiao Tong University about engineering education perspectives and the need to internationalize study courses in particular.

The impact of internationally-oriented and networked engineering education programs is one key aspect of the Global Engineering Excellence study on the current and future situation of engineers in the global world of work. The study was carried out by eight top international universities on the initiative of Continental. This unprecedented study, in which the Jiao Tong University in Shanghai and the Tsinghua University cooperated decisively, investigated the current status of engineering education by country, key differences at an international level and criteria for future international study courses.

"The results of this study give us as a company the unique possibility to optimize our search for and acquisition of talent in the countries that were investigated," said Sattelberger. "At the same time, it also reveals deficits in educational policies and the need for action in the individual countries as well as at a global level." The full findings will be presented to media representatives in the course of an international event in Frankfurt am Main, Germany, on November 9 and 10.

According to partial results of the research, the next generation of Chinese engineers is characterized by a high level of theoretical and academic qualification and a pronounced work ethic.

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"In conjunction with a significant expansion of its technological innovation and original scientific creativity, the Chinese talent market will increase exponentially in the coming years," concluded Sattelberger. "For Continental AG, these findings confirmed our university initiative with the strategic aim of building "educational bridges" between academia and the company itself. One of the next important steps in China will be to foster systematic cooperation, not only to internationalize study courses but also to actively build international networks," Sattelberger added.

For some time now, Continental has placed stock in cooperative activities with institutions of higher learning, in Germany as well as in other regions of the world. Within the framework of the ambassador initiative, for example, hundreds of technical experts and executive managers in Europe, the US and increasingly in Asia promote cooperative relationships with the "real world" outside of academia and present information on the corporation's technical expertise and career opportunities at the universities.

Additionally, "Continental Universities" have been founded with regional universities at several locations throughout the world. These are part of the company's goal of creating broad-based and wide-ranging qualification and advancement possibilities for its employees, thus opening up the door to better education while also promoting the practice-oriented knowledge and experience basis of the universities involved.

"As a high-tech company, in the future we will be able to obtain young talent with an excellent technical background for the corporation only through these close contact with educational institutions and with the knowledge gained from the Global Engineering Excellence initiative," Sattelberger added.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of €13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover/Germany
Ph. +49 511 938-1278, Fax: -1055
Email: prkonzern@conti.de

Further information about Global Engineering Excellence is available at: www.global-engineering-excellence.org or www.conti-online.com